Exhibit 99.2
LDK Solar Signs Agreement for the Supply of Wafers
to Chinalight Solar Co., Ltd.
Xinyu City, China and Sunnyvale, CA, October 10, 2007 — LDK Solar Co., Ltd. (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, announced today that it has signed a three-year contract to supply multicrystalline solar wafers to China-based Chinalight Solar Co., Ltd.
Under the terms of the agreement, pricing is fixed for the entire contract period. During this period, LDK Solar will deliver multicrystalline solar wafers to Chinalight valued at approximately RMB 1 billion with delivery commencing in 2008.
“We are very excited to have the opportunity to expand our relationship with Chinalight,” stated Xiaofeng Peng, Chairman and CEO of LDK Solar. “Chinalight is one of LDK’s longest term customers in China. It also has excellent engineering and manufacturing capabilities and we are pleased to support their growth plans.”
“We are delighted to secure LDK Solar’s high-quality silicon wafers for use in our solar cell products,” stated Sudong Yang, Chairman and CEO of Chinalight Solar Co., Ltd. “We look forward to continuing our relationship with LDK as we grow our solar business in China and international markets.”
About LDK Solar
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, the company provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi province in the People’s Republic of China. The company’s office in the United States is located in Sunnyvale, California.
About Chinalight Solar Co., Ltd.
Chinalight Solar Co., Ltd. is a new hi-tech joint venture, invested by China National Light Industrial Products Imp. & Exp. Corp. directly under the State-owned Assets Supervision and Administration Commission of the State Council. As a hi-tech enterprise, Chinalight Solar utilizes the world most state-of-the-art silicon solar cell manufacturing technology and equipment and combines solar cell research and development, production and sales into one. Chinalight Solar commits itself to turn into a leading enterprise in both China’s domestic photo-voltaic industry and the world photo-voltaic area so as to contribute to the new energy industry at home and abroad.
Safe Harbor Statement
This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Although LDK Solar believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risk and uncertainties that could cause actual results to differ materially from those projected.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801